Via Facsimile and U.S. Mail
Mail Stop 6010

May 2, 2008

Mr. Kenneth Howling
Senior Vice President and Chief Financial Officer
Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario
Canada, L5N 8M5

Re: **Biovail Corporation**
Form 20-F for the Year Ended December 31, 2007
Filed March 17, 2008
File No. 001-14956

Dear Mr. Howling:

We have completed our review of your Form 20-F for the year ended December 31, 2007 and have no further comment at this time.

Sincerely,

Joel Parker
Accounting Branch Chief